                                                       FILED BY VERITAS DGC INC.
                                       PURSUANT TO RULE 425 UNDER THE SECURITIES
                                        ACT OF 1933 AND DEEMED FILED PURSUANT TO
                                                   RULE 14a-12 AND RULE 14d-2(b)
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                               SUBJECT COMPANY: VERITAS DGC INC.
                                                  COMMISSION FILE NO.: 001-07427

                                     SUBJECT COMPANY: PETROLEUM GEO-SERVICES ASA
                                                  COMMISSION FILE NO.: 001-14614

                                                        SUBJECT COMPANY: VENUS I
                                                  COMMISSION FILE NO.: 001-07427

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements herein contained are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about future financial and operating results of the combined company, including the accretiveness and estimated cost savings of the transaction, the financial position of the combined company after completion of the transaction, and the timing and other benefits of the transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.

Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which PGS or Veritas expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that PGS and Veritas' businesses will not be integrated successfully; costs related to the proposed transaction; failure of Veritas stockholders to approve the proposed transaction; failure of a sufficient number of PGS shareholders to exchange their shares for the new holding company's shares; failure of other closing conditions to be satisfied and other economic, business, competitive and/or regulatory factors affecting PGS and Veritas' businesses generally, including prices of oil and natural gas and expectations about future prices, as set forth in PGS and Veritas' filings with the SEC, including their most recent Annual Reports on Form 20-F (PGS) or Form 10-K (Veritas), especially in the Management's Discussion and Analysis section, PGS' most recent Reports on Form 6-K and Veritas' most recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. PGS and Veritas are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.
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ADDITIONAL INFORMATION

In connection with the proposed merger of Veritas and a subsidiary of the new Cayman Islands holding company ("Caymanco"), Veritas and Caymanco will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for PGS shares, Veritas and Caymanco will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and Caymanco with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation/recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at (281) 589-7935, or by calling Veritas at (832) 351-8300.

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

o Joint press release issued by Veritas and PGS on June 26, 2002.

                                     * * * *

THE FOLLOWING PRESS RELEASE WAS ISSUED JOINTLY BY VERITAS AND PGS ON JUNE 26, 2002 TO ANNOUNCE THE NEW NAME AND LOGO FOR THE COMBINED COMPANY.

                                     * * * *

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                                   [VGS LOGO]

                 VERITAS GEO-SERVICES SELECTED AS NEW BRAND NAME
                        FOR COMBINED VERITAS, PGS COMPANY
           New name and logo effective with completion of combination

HOUSTON, TX AND OSLO, NORWAY - JUNE 26, 2002 - Veritas DGC Inc. (NYSE & TSE:
VTS) and Petroleum Geo-Services ASA ("PGS") (NYSE: PGO, OSE: PGS) today announced a new brand name and logo for the proposed combination of the companies, to become effective upon the completion of their previously announced merger. The parent company will be VGS Inc., a newly formed Cayman Islands company. This new company will be represented as "Veritas Geo-Services," utilizing a new logo that incorporates the current PGS graphics with the letters "VGS," in a new color scheme.

Marketing executives of both companies said the goal in deciding upon a new name was to capture existing brand equities of both organizations while creating a singular identity for the combined company. Dennis Jordhoy, vice president of corporate marketing for Veritas and Sverre Strandenes, senior vice president of corporate profiling for PGS, said in a joint statement, "Veritas Geo-Services will be the second largest geophysical services and production company in the world. We want to build a distinctive new brand for the company while leveraging the market recognition and reputation of both the Veritas and PGS brands. This reflects our intent to deliver the best of both organizations to our combined customer base."

On June 21, the two companies announced an amendment to their agreement originally reached last November. The companies expect to complete the transaction in the late third quarter or early fourth quarter this year.

Veritas DGC Inc. offers the oil and gas industry a comprehensive suite of integrated geophysical services designed to manage exploration risk and enhance drilling and production success worldwide. These services include seismic data acquisition in all environments, data processing, data visualization, data interpretation, reservoir characterization, and extensive non-exclusive seismic data library surveys worldwide. With over 36 years of operating experience, Veritas is one of the world's leading providers of advanced geophysical technologies.

Petroleum Geo-Services is a technologically focused oilfield service company principally involved in two businesses: Geophysical Operations and Production Operations. PGS acquires, processes and markets 3D, time-lapse and multi-component seismic data. This data is used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs, and the management of producing oil and gas fields. PGS' advanced geophysical technologies allow oil and gas companies to better characterize and monitor their reservoirs in order to enhance production and ultimate recovery of hydrocarbons. In its Production Operations business, PGS owns four floating production, storage and offloading systems
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("FPSOs") and operates numerous offshore production facilities for oil and gas companies. FPSOs permit oil and gas companies to produce from offshore fields more quickly and cost effectively. PGS operates on a worldwide basis with headquarters in Oslo, Norway and Houston, Texas.


This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained herein include statements about the benefits of the combination, including broader product offerings of the combined company and cash flow stability. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. Factors discussed in PGS' and Veritas's periodic filings with the SEC, including their Annual Reports on Form 20-F (PGS) or Form 10-K (Veritas), PGS' most recent Reports on Form 6-K and Veritas' most recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, could cause actual results to differ materially from those described in the forward-looking statements. PGS and Veritas are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                                      # # #

PGS CONTACTS:
J. Chris Boswell, SVP & CFO
Sam R. Morrow, SVP Finance & Treasurer
Phone: 281-589-7935

Dag W. Reynolds, Director European IR
Phone: +47 67 52 66 00

VERITAS CONTACTS:
Matthew Fitzgerald, SVP, CFO and Treasurer
Rene VandenBrand, VP Business Development
Mindy Ingle, Investor Relations
Phone: 832-351-8821